# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jianpu Technology Inc., CIK 0001713923
CUSIP: 47738D101
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 5F Times Cyber Building, 19 South Haidia, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 12/31/2017
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086700

## Reporting persons
- Article Light Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 26,536,229; sole dispositive power 0; shared dispositive power 26,536,229; aggregate amount beneficially owned 26,536,229 (7.1% of the class)
- Yunfeng Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 26,536,229; sole dispositive power 0; shared dispositive power 26,536,229; aggregate amount beneficially owned 26,536,229 (7.1% of the class)
- Yunfeng Investment II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 26,536,229; sole dispositive power 0; shared dispositive power 26,536,229; aggregate amount beneficially owned 26,536,229 (7.1% of the class)
- Yunfeng Investment GP II, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 26,536,229; sole dispositive power 0; shared dispositive power 26,536,229; aggregate amount beneficially owned 26,536,229 (7.1% of the class)
- Feng Yu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 26,536,229; sole dispositive power 0; shared dispositive power 26,536,229; aggregate amount beneficially owned 26,536,229 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Jianpu Technology Inc.
Address of issuer's principal executive offices: 5F Times Cyber Building, 19 South Haidian Road, Haidian District Beijing, People's Republic of China

## Item 2. Person Filing
Name of person filing:
The following are referred to herein as the "Reporting Persons"
Article Light Limited;
Yunfeng Fund II, L.P.;
Yunfeng Investment II, L.P.;
Yunfeng Investment GP II, Ltd.; and
Feng Yu
Address of principal business office or, if none, residence: 18th Floor, YF Life Centre, 38 Gloucester Road, Wanchai Hong Kong
Citizenship:
Article Light Limited: British Virgin Islands
Yunfeng Fund II, L.P., Yunfeng Investment II, L.P., Yunfeng Investment GP II, Ltd.: Cayman Islands
Feng Yu: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons own an aggregate amount of 26,536,229 Class A ordinary shares, which are directly owned by Article Light Limited. Yunfeng Fund II, L.P. is the sole shareholder of Article Light Limited. Yunfeng Investment II, L.P. is the general partner of Yunfeng Fund II, L.P.. Yunfeng Investment GP II, Ltd. is the general partner of Yunfeng Investment II, L.P.. Feng Yu is the controlling shareholder of Yunfeng Investment GP II, Ltd.. Accordingly, each of the foregoing may be deemed to beneficially own the Class A ordinary shares directly held by Article Light Limited but the filing of this Statement shall not be deemed an admission of such beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.

The number of reported securities has not changed since the original investment by Article Light Limited in the Issuer prior to the Issuer's initial public offering, as disclosed by the Issuer on the Form 424B4, filed on November 17, 2017.
Percent of class: The 26,536,229 Class A ordinary shares reported on this Statement represent 7.1% of the Class A ordinary shares outstanding. Such percentage calculation is based on 372,470,225 Class A ordinary shares outstanding as of February 28, 2025, as disclosed by the Issuer on the Form 20-F, filed on April 28, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 26,536,229
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 26,536,229

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Article Light Limited: /s/ Xin Huang, Xin Huang / Authorized Signatory (10/15/2025)
- Yunfeng Fund II, L.P.: /s/ Xin Huang, Xin Huang / Authorized Signatory of Yunfeng Investment GP II, Ltd., general partner of Yunfeng Investment II, L.P., its general partner (10/15/2025)
- Yunfeng Investment II, L.P.: /s/ Xin Huang, Xin Huang / Authorized Signatory of Yunfeng Investment GP II, Ltd., its general partner (10/15/2025)
- Yunfeng Investment GP II, Ltd.: /s/ Xin Huang, Xin Huang / Authorized Signatory (10/15/2025)
- Feng Yu: /s/ Feng Yu, Feng Yu (10/15/2025)